 Exhibit 99.1

First Mining Announces Second Quarter 2023 Financial Results and Operating Highlights

VANCOUVER, BC, Aug. 10, 2023 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) reports its second quarter 2023 results for the quarter ended June 30, 2023. The financial statements and management's discussion and analysis ("MD&A") are available on First Mining's website at www.firstmininggold.com/investors/reports-filings/financials/ and have been posted under the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

"We are pleased to announce another successful quarter at First Mining," stated Dan Wilton, CEO of First Mining. "During Q2 2023, we were very active on the exploration front at both around our Springpole Gold Project in the Birch Uchi and at Duparquet, where results have been encouraging. We continue to advance on environmental and regulatory work at both of our flagship projects. At the corporate level, we successfully held our AGM in June. In addition, we raised $5M in flow-through funding to be deployed at our Duparquet Gold Project as part of our exploration strategy. Lastly, we're very proud to have published our second annual ESG report where we highlight First Mining's commitment, practice, performance in this area, which is a critical part of our business."

Q2 2023 Highlights:

  At Springpole, continued collecting environmental baseline data and advancing environmental assessment work, planning for submission of a final EIS/EA in 2024.
  In the Birch Uchi, delivered results from the winter diamond drilling program, including intersection of significant gold mineralization at the Saddle (0.92 g/t Au over 114 metres) and Horseshoe (0.54 g/t Au over 57 metres) targets.
  At Duparquet, commenced an initial 5,000 metre exploration drilling program focusing on advancing a number of newly developed exploration targets, as well as growing the existing mineral resource and optimization opportunities and as of June 30, 2023, the Company has completed three drill holes for 1,902 meters.
  At Duparquet, filed initial management plan with Quebec Ministry of the Environment, the Fight Against Climate Change, Wildlife and Parks for historic mine by-product material
  Successfully held the Company's annual general meeting of shareholders on June 14, 2023, and announced that the Company's shareholders had voted in favour of all matters.
  Completed a non-brokered private placement for aggregate gross proceeds of $5,000,000 consisting of 18,518,519 flow-through units ("FT Units") at a price of $0.27 per FT Unit. Each FT Unit is comprised of one common share and one half of one common share purchase warrant, issued on a flow-through basis, being exercisable to acquire one additional common share of the Company at a price of $0.27 for a period of 36 months following the closing date of the offering.
  Published First Mining's second annual Environmental, Social and Governance ("ESG") Report for the 2022 year ("ESG Report"). The ESG Report provides a comprehensive overview of the Company's ESG commitments, practices and performance.
  Completed the sale of the Company's mining claims in Manitoba (the "Eagle Claims") to Grid Metals Corp. for total consideration comprised of $300,000 in cash, 250,000 common shares of Grid Metals, a future contingent payment of C$350,000 and a 2.0% NSR royalty on the Eagle Claims.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement ("EIS") for the project published in June 2022, and the Duparquet, Pitt Gold, Duquesne and Porcupine East Gold Project in Quebec, a collection of advanced-stage development assets located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Auteco Minerals Ltd.), the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.), and a large equity interest in Treasury Metals Inc.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2022 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material

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SOURCE First Mining Gold Corp.

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%CIK: 0001641229

For further information: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 10-AUG-23